Cause No. 09-13538

THE BOOTH FAMILY TRUST, On Behalf of Itself and All Others Similarly Situated,

Plaintiff,

vs.	IN THE DISTRICT COURT
PEROT SYSTEMS CORPORATION, DELL, INC.,	DALLAS COUNTY, TEXAS
ROSS PEROT, ROSS PEROT, JR., PETER A.
ALTABEF, STEVEN BLASNIK, JOHN S. T.	14th JUDICIAL DISTRICT
GALLAGHER, CARL HAHN, DeSOTO JORDAN,
CAROLINE MATHEWS, THOMAS MEURER,
CECIL H. MOORE, JR., ANTHONY J. PRINCIPI, and
ANUROOP SINGH,

Defendants.

VERIFIED CLASS ACTION PETITION FOR BREACH OF FIDUCIARY DUTY AND
INJUNCTIVE RELIEF

     Plaintiff, The Booth Family Trust (“Plaintiff”), by its attorneys, submits this Verified Petition For Breach of Fiduciary Duty and Injunctive Relief based upon breach of fiduciary duty against the defendants named herein.
DISCOVERY LEVEL
     1. Pursuant to Rule 190.1 of the Texas Rules of Civil Procedure, Plaintiff would show that discovery is intended to be conducted under Level 3 of this rule due to the complexity of this case.
INTRODUCTION
     2. This is a class action on behalf of the public stockholders of Perot Systems Corporation (“Perot” or the “Company”) seeking to enjoin the proposed acquisition of Perot by Dell Inc. (“Dell”) by which Dell, through its wholly-owned subsidiary DII-Holdings, Inc. proposes to cash out the public shareholders of Perot through a coercive tender offer (the “Proposed Merger”). As described herein, the defendant directors of Perot have breached their fiduciary duties in connection with the proposed acquisition by Dell by, among other things: (i) failing to maximize shareholder value; (ii) securing benefits for certain officers and directors of the Company in the Merger at the expense of the Company’s public shareholders; (iii) discouraging and/or inhibiting alternative offers to purchase control of the corporation or its assets; and (iv) failing to provide to Perot’s shareholders material information so that they can make an informed decision as to whether to tender their shares.
     3. Under the terms of the Proposed Merger, Dell will acquire all of Perot’s outstanding shares of common stock for approximately $3.9 billion pursuant to a tender offer, after which Perot will merge into a Dell controlled entity. The Perot Board of Directors (the “Board”) has approved the Proposed Merger. Each Perot shareholder is to receive just $30 in cash for each Perot share (the “Offer Price”). The Offer Price represents a premium of 68% on the trading price of Perot stock prior to the announcement of the Proposed Merger.
     4. Dell commenced the Tender Offer on October 2, 2009 by filing a Tender offer Statement with the Securities Exchange Commission (“SEC”) on Schedule TO and, although they were not required to do so for at least ten (10) days, Perot filed that same day the Schedule 14D-9 (the Schedule 14D-9 and the Tender Offer Statement are collectively referred to as the “Disclosure Documents”) in support of the Tender Offer. The Tender Offer is now scheduled to expire at 12:00 midnight on November 2, 2009.
     5. The proposed Merger with Dell is the result of a hopelessly flawed process. Namely, the Individual Defendants failed to conduct a market-check for other potential strategic and financial buyers prior to signing the Merger Agreement with Dell to determine whether the proposed Merger offered shareholders the highest value possible for their shares. To make matters worse, by entering into the Merger Agreement, the Individual Defendants bound the Company to a restrictive “no solicitation” provision pursuant to which Perot was required to terminate all existing discussions with other buyers after entering into the Merger Agreement, granted Dell the right to see and match any superior proposal that might be made and agreed to a $130 million termination fee, thereby creating impermissible obstacles to higher competing bids and locking up the Merger in favor of Dell. Further, and critically, the Individual Defendants declined to appoint a special committee of independent directors to evaluate the transaction and completely abdicated their fiduciary duties by allowing the Company’s Chairman, Ross Perot, Jr. — an individual who stands to profit handsomely from the Merger — to lead the negotiations with Dell concerning the terms of the Tender Offer and Merger while the Board sat idly by.

     6. Notably, it has been reported that, upon completion of the Merger, Defendant Perot may be a part of the Dell board upon consummation of the Merger. The remaining members of Perot’s Board will also reap huge benefits from the contemplated Merger by cashing out any unvested Company equity and long-term compensation awards.
     7. In contrast, the Merger will deny Plaintiff and other members of the class the right to share proportionately in the future success and growth in profitability of Perot and its valuable assets. Indeed, the merger consideration to be paid to Class members is unconscionable, unfair and grossly inadequate because, among other things, fails to take into account Perot’s promising future and expected growth and profitability.
     8. In addition, the Disclosure Documents filed with the SEC on October 2, 2009, fail to provide Perot stockholders with material information to determine whether to tender their shares in exchange for the meager consideration offered.
     9. In sum, the proposed Tender Offer and Merger are the result of an unfair process which has resulted in an unfair price of $30.00 per share. Perot’s shareholders should not be forced to tender their shares through the expedited process endorsed by the Individual Defendants without substantial additional material information.
JURISDICTION AND VENUE
     10. This Court has jurisdiction over each defendant named herein by virtue of defendants either being a corporation that conducts business and maintains operations in this County, or being an individual who has sufficient minimum contacts with Texas so as to render the exercise of jurisdiction by the Texas courts permissible under traditional notions of fair play and justice. Perot principal place of business is 2300 West Plano Parkway, Plano, Texas 75075.

     11. This Court has jurisdiction over the causes of action asserted herein pursuant to the Texas Constitution, Article V, Section 8, because this case is a cause not given by statute to other trial courts.
     12. Plaintiff’s claims herein are not preempted by federal law, nor does Plaintiff’s right to relief require the resolution of any substantial, disputed federal question.
     13. Plaintiff’s claims are not removable pursuant to the Class Action Fairness Act of 2005 (“CAFA”) because they fall within the exceptions set forth at 28 U.S.C. Sections 1332 (d)(9)(B) and (C).
     14. Plaintiff’s claims are not removable pursuant to the Securities Litigation Uniform Standards Act of 1988 (“SLUSA”) because they fall within the exceptions thereto.
     15. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.
PARTIES
     16. Plaintiff is, and has been at all times relevant hereto, a Perot shareholder.
     17. Defendant Perot is a Delaware corporation, headquartered at 2300 West Plano Parkway, Plano, Texas, 75075. Perot is and at all times relevant hereto was listed and traded on the New York Stock Exchange (the “NYSE”) under the symbol “PER”. The Company provides Information Technology services. Defendant Perot can be served with process through its registered agent Thomas D. Williams, c/o Perot Systems Corporation, 2300 West Plano Parkway, Plano, Texas 7505.
     SERVICE OF PROCESS IS HEREBY REQUESTED ON THIS DEFENDANT
     18. Defendant Dell is Delaware corporation located at One Dell Way, Round Rock, Texas, 78602. Dell provides computers and related products. Defendant Dell can be served with process through its registered agent Lawrence P. Tu, c/o Dell Inc., One Dell Way, Round Rock, Texas, 78682.
     SERVICE OF PROCESS IS HEREBY REQUESTED ON THIS DEFENDANT
     19. Defendant Ross Perot (“R. Perot”) is a Perot director and Chairman Emeritus of the Perot Board of Directors (the “Board”) and has served as a director of Perot since November 1997. R. Perot served as Chairman of the Board from February 1998 until September 2004. R. Perot is a founder of Perot, served as Perot’s President and Chief Executive Officer from November 1997 through August 2000, and served as a director from April 1988 until September 1994. R. Perot is the father of Defendant Ross Perot, Jr. R. Perot may be served with process c/o Perot at 2300 West Plano Parkway, Plano, Texas 75075.
     SERVICE OF PROCESS IS HEREBY REQUESTED ON THIS DEFENDANT
     20. Defendant Ross Perot, Jr. (“R. Perot, Jr.”) has served as Chairman of the Board since September 2004 and as a Perot director since June 1988. R. Perot, Jr. served as President and Chief Executive Officer of Perot from September 2000 until September 2004. R. Perot Jr.’s employment agreement with Perot provides for him to receive $3,094, 614 in ‘change in control’ payments following consummation of the Proposed Merger. In addition, Dell is contemplating appointing Defendant R. Perot, Jr. to its Board of Directors following consummation of the Proposed Merger. R. Perot, Jr. may be served with process c/o Perot at 2300 West Plano Parkway, Plano, Texas 75075.
     SERVICE OF PROCESS IS HEREBY REQUESTED ON THIS DEFENDANT
     21. Defendant Peter A. Altabef (“Altabef”) is a Perot director and has served as President and Chief Executive Officer (“CEO”) and as a director of Perot since September 2004. Defendant Altabef served as Vice President, Secretary and General Counsel of Perot from March 1996 until September 2004. Defendant Altabef’s employment agreement with Perot provides for

Altabef to receive $5,714,126 in ‘change in control’ payments following consummation of the Proposed Merger. In addition, Defendant Altabef is to take up employment with Dell following consummation of the Proposed Merger. Altabef may be served with process at 3507 Lindenwood Ave., Dallas, Texas, 75205.
     SERVICE OF PROCESS IS HEREBY REQUESTED ON THIS DEFENDANT
     22. Defendant Steven Blasnik (“Blasnik”) is a Perot director and has served as a director of Perot since September 1994. Defendant Blasnik has been employed by Perot Investments, Inc., a private investment firm affiliated with Defendant R. Perot, for more than five years. Defendant Blasnik also serves as President of Parkcentral Capital Management LP, an investment firm controlled by the Perot Family Trust and affiliated with Defendant R. Perot, and serves as President of Hill Air Company, LLC, which is wholly owned by R. Perot. Blasnik may be served with process c/o Perot at 2300 West Plano Parkway, Plano, Texas 75075.
     SERVICE OF PROCESS IS HEREBY REQUESTED ON THIS DEFENDANT
     23. Defendant John S. T. Gallagher (“Gallagher”) is a Perot director and has served as a director of Perot since May 2001. Gallagher may be served with process c/o Perot at 2300 West Plano Parkway, Plano, Texas 75075.
     SERVICE OF PROCESS IS HEREBY REQUESTED ON THIS DEFENDANT
     24. Defendant Carl Hahn (“Hahn”) is a Perot director and has served as a director of Perot since April 1993. Hahn may be served with process c/o Perot at 2300 West Plano Parkway, Plano, Texas 75075.
     SERVICE OF PROCESS IS HEREBY REQUESTED ON THIS DEFENDANT
     25. Defendant DeSoto Jordan (“Jordan”) is a Perot director and has served as a director of Perot since February 2004. From 1988 to 1999, Defendant Jordan served as Vice

President of Perot. Jordan may be served with process c/o Perot at 2300 West Plano Parkway, Plano, Texas 75075.
     SERVICE OF PROCESS IS HEREBY REQUESTED ON THIS DEFENDANT
     26. Defendant Caroline Mathews (“Mathews”) is a Perot director and has served as a director of Perot since December 2008. Mathews may be served with process c/o Perot at 2300 West Plano Parkway, Plano, Texas 75075.
     SERVICE OF PROCESS IS HEREBY REQUESTED ON THIS DEFENDANT
     27. Defendant Thomas Meurer (“Meurer”) is a Perot Director and has served as a director of Perot since May 2001. Meurer may be served with process c/o Perot at 2300 West Plano Parkway, Plano, Texas 75075.
     SERVICE OF PROCESS IS HEREBY REQUESTED ON THIS DEFENDANT
     28. Defendant Cecil H. Moore, Jr. (“Moore”) is a Perot Director and has served as a director of Perot since October 2003. Moore may be served with process c/o Perot at 2300 West Plano Parkway, Plano, Texas 75075.
     SERVICE OF PROCESS IS HEREBY REQUESTED ON THIS DEFENDANT
     29. Defendant Anthony J. Principi (“Principi”) is a Perot Director and has served as a director of Perot since December 2005. Principi may be served with process c/o Perot at 2300 West Plano Parkway, Plano, Texas 75075.
     SERVICE OF PROCESS IS HEREBY REQUESTED ON THIS DEFENDANT
     30. Defendant Anuroop Singh (“Singh”) is a Perot Director and has served as a director of Perot since March 2005. Singh may be served with process c/o Perot at 2300 West Plano Parkway, Plano, Texas 75075.

     SERVICE OF PROCESS IS HEREBY REQUESTED ON THIS DEFENDANT
     31. The defendants identified in paragraphs 19 through 30 are at times collectively referred to as the “Individual Defendants.”
     32. The Individual Defendants as officers and directors of the Company have fiduciary duties to the public shareholders. As alleged herein, they have breached their fiduciary duties by failing to maximize shareholder value in a proposed sale of the Company.
CLASS ACTION ALLEGATIONS
     33. Plaintiff brings this action on its own behalf and as a class action pursuant to Texas Rule of Civil Procedure 42, on behalf of all holders of Perot stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.
     34. This action is properly maintainable as a class action.
     35. The Class is so numerous that joinder of all members is impracticable. Perot has outstanding approximately 120 million shares owned by thousands of shareholders.
     36. There are questions of law and fact which are common to the Class including, inter alia, the following:
a.	whether the Individual Defendants have breached their fiduciary duties of undivided loyalty and due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Merger;

b.	whether the Individual Defendants have breached their fiduciary duties to secure and obtain the best price reasonable under the circumstances for the sale of Perot;

c.	whether the Individual Defendants have erected barriers designed to deter interested bidders, other than Dell;

d.	whether the Individual Defendants have disclosed to the Company’s public shareholders all material information necessary for said shareholders to make a decision as to whether to tender their shares in support of the Proposed Merger;

e.	whether the Offer Price payable to Plaintiff and the Class is unfair and inadequate; and

f.	whether Plaintiff and the other members of the Class will be irreparably harmed if the transactions complained of herein are consummated.
     37. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.
     38. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     39. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications which would establish incompatible standards of conduct for the party opposing the Class.
     40. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
FACTUAL ALLEGATIONS
     41. Despite the recent economic crisis, Perot has performed well and recently posted encouraging financial results. On August 4, 2009, Perot announced its financial results for the second quarter 2009 in which the Company revealed an increase in earnings per share over the same financial quarter the previous year and an increase in operating profit margins. Defendant

Altabef was significantly bullish in his assessment of Perot in the August 4, 2009 press release, which stated, in pertinent part:
New business wins and the value we are creating for our clients resulted in another solid quarter of performance,” said Peter Altabef, president and CEO for Perot Systems. “In the quarter, we grew revenue, profit margins and earnings sequentially, while continuing to produce strong levels of cash flow. While current market conditions require us to manage our business and cost structure tightly, we continue to make important investments in our business that are helping us to better serve our clients. We are developing next generation solutions for the deployment of electronic health records, creating financing options that reduce the investment necessary for healthcare providers to demonstrate meaningful use, and are helping clients to strengthen cash flow, while simultaneously reducing administrative costs through our revenue cycle services. As a leader in providing technology services to healthcare providers, we are well prepared to help our clients navigate the changing healthcare environment.
     42. Despite the positive outlook for Perot, and therefore its shareholders, the Company announced on September 21, 2009, that it had entered into the Proposed Merger, and agreed to terms to deter alternative (and potentially higher) bids. The September 21, 2009 press release stated, in pertinent part:
ROUND ROCK and PLANO, Texas, Sept. 21, 2009 —Dell and Perot Systems have entered a definitive agreement for Dell to acquire Perot Systems in a transaction valued at approximately $3.9 billion. Terms of the agreement were approved yesterday by the boards of directors of both companies.
The acquisition will result in a compelling combination of two iconic information-technology brands. The expanded Dell will be even better positioned for immediate and long-term growth and efficiency driven by:
Providing a broader range of IT services and solutions and optimizing how they’re delivered
Extending the reach of Perot Systems’ capabilities, including in the most dynamic customer segments, around the world, and
Supplying leading Dell computer systems to even more Perot Systems customers
          Tender Offer, Closing and Initial Integration
Under the terms of the agreement, Dell will commence a tender offer to acquire all of the outstanding Class A common stock of Perot Systems for $30 per share in cash. The transaction is not subject to a financing condition. The transaction, which is subject to customary government approvals and the satisfaction of other customary conditions, is expected to close in Dell’s November-January fiscal quarter.
Once the acquisition is complete, Perot Systems will become Dell’s services unit and be led from Plano by Peter Altabef, the current Perot Systems chief executive officer. At the same time, Dell directors are expected to consider Ross Perot Jr., Perot Systems’ chairman of the board, for appointment to the Dell board. Based on current estimates, the transaction is expected to be accretive to Dell’s GAAP earnings in its fiscal 2012.
     Michael Dell, Chairman of the Board and Chief Executive Officer, Dell: “We consider Perot Systems to be a premium asset with great people that enhances our opportunities for immediate and long-term growth. This significantly expands Dell’s enterprise-solutions capabilities and makes Perot Systems’ strengths available to even more customers around the world. There will be efficiencies from combining the companies, but the acquisition makes such great sense because of the obvious ways our businesses complement each other.”
     Ross Perot Jr., Chairman of the Board, Perot Systems: “This transaction represents a great opportunity for our company and our associates. Today’s announcement is the next step in formalizing a relationship that has flourished for some time. When my father founded Perot Systems he envisioned a global information-technology leader. The new, larger Dell builds on that promise and its own successes by taking Perot Systems’ expertise to more customers than ever.”
     43. The timing of the Proposed Merger has been engineered to take advantage of a recent decline in the trading price of Perot’s shares and if consummated will result in Perot’s shareholders being cashed out of their interest in the Company, at below the Company’s true value. The Offer Price reflects an inadequate premium to the trading price of the Company’s common stock prior to the announcement of the Proposed Merger, given the promise of the Company, as conceded by Perot in its August 4, 2009 press release.
BACKGROUND OF THE MERGER
     44. The Schedule 14D-9, filed with the SEC on October 2, 2009, states that unnamed members of the Company’s senior management engaged in discussions with Dell, regarding a potential acquisition by Dell. From late 2007 through early 2009, the Company continued its discussions with Dell regarding the commercial relationship between the Company.
     45. On July 20, 2009 Michael S. Dell, the Chairman and CEO of Dell and defendant R. Perot Jr., Chairman, of Perot, purportedly met to discuss a possible acquisition.
     46. Subsequent to the July 20, 2009 meeting, R. Perot Jr. requested that Thomas W. Luce, III (“Luce”), a member of Dell’s board of directors, meet with him to discuss the potential value of Perot. According to the Disclosure Documents, Luce has a yet unidentified longstanding relationship with R. Perot Jr. and some unnamed senior executives at Perot.
     47. From July 20, 2009 through early August 30, 2009, R. Perot Jr. and Luce held various discussions regarding a potential transaction.
     48. Rather than form a special committee of independent directors to negotiate and evaluate the offer from Dell, R. Perot Jr. was allowed to pursue discussions with Dell regarding a potential transaction. Surprisingly, in a move that essentially capped the offer price that the Company would receive, R. Perot Jr. advised that he would need for Dell to offer $30.00 per share.
     49. Perot’s’ Board was advised that Dell would be proposing employment and retention agreements for selected members of Perot management.
     50. After all but agreeing to the $30.00 offer by Dell, the Individual Defendants discussed the likelihood of competing offers. The Disclosure Documents are devoid of any information as to what that discussion entailed and there is no explanation as to why the Company proceeded to enter into an agreement with Dell without doing a market check.
     51. On August 31, 2009, Michael Dell met with R. Perot Sr. to discuss the strategic vision of the combined companies.

     52. Between September 10 and September 19, 2009, the legal counsel of Dell and Perot exchanged revised drafts of the Merger Agreement and had numerous discussions with respect to the remaining issues on the Merger Agreement. These discussions were primarily focused on the Company’s termination rights and the amount of the termination fees that would be payable by either Dell or the Company in certain situations.
     53. On September 20, 2009, the Board again met to review the transaction. Perot’s legal counsel reviewed the terms of the Merger Agreement, including the resolution of the outstanding open issues under the Merger Agreement, and a representative of Goldman Sachs updated its financial analyses previously provided to the Board. Thereafter, Goldman Sachs orally delivered its fairness opinion to the Board, which was subsequently confirmed in writing.
     54. Before the market opened on September 20, 2009, Perot and Dell executed the Merger Agreement. At the same time, certain executive officers and other employees of the Company signed new employment agreements and non-compete agreements with the Company.
COMMENCEMENT OF THE TENDER OFFER
     55. In connection with the Tender Offer, Perot filed with the SEC on October 2, 2009 the Schedule 14D-9 in which the Individual Defendants recommend that Perot shareholders accept the $30.00 per share consideration and tender their shares. However, the Schedule 14D-9 is woefully inadequate and fails to provide Perot stockholders with material information to determine whether to tender their shares or whether to perfect their appraisal rights under Delaware law. Thus, defendants have breached their fiduciary duty of candor by failing to disclose material information to the Company’s stockholders.
Material Information Was Not Disclosed in the Schedule 14D-9
     56. The projections provided in the Schedule 14D-9 lack fundamentally important information to enable shareholders to perform their own discounted cash flow (“DCF”) analysis.

     57. The Schedule 14D-9 fails to disclose any known positions Goldman Sachs holds in Dell.
     58. Material information concerning the background of Defendants’ solicitation or receipt of offers or proposals that are comparable in nature to the proposed merger are omitted from the Disclosure Documents. For example, it is not disclosed why the Company did not shop itself.
     59. The Company has failed to disclose specific details relating to the background of the Merger such as why Dell was selected as a potential acquirer and why no other purchasers were pursued.
     60. Defendants have a duty to maximize shareholder value. Information concerning other alternative they did or did not consider is material to the shareholders’ ability to evaluate the fairness of the Tender Offer and determine whether it, or some other alternative, would offer then maximum value for their equity interests in the Company.
     61. Additionally, while the Schedule 14D-9 mentions the investment banking or other services provided to Perot by Goldman Sachs in the past, it fails to disclose the nature and timing of the services provided. The compensation received for the services is also not included in the Schedule 14D-9.
     62. The 14D-9 indicates that Board discussed the likelihood of competing offers, but fails to provide to shareholders sufficient detail regarding those discussions, particularly in light of the fact that the Company failed to perform a market check.
     63. The Schedule 14D-9 provides that one of the reasons for the Board’s recommendation that Perot shareholders tender their shares is “the impact of the Offer and the merger on Perot Systems’ associates” The Schedule 14D-9 fails to disclose, however, detail concerning what that impact would be and how it would affect the shareholders of the Company.
Material Information Concerning the Goldman Sachs’ Analyses Was Not Disclosed in the 14D-9
     64. Material information is omitted from the Disclosure Documents concerning the analyses performed by Goldman Sachs and the assumptions underlying those analyses.
     65. With respect to the Public Company Analysis, there is no disclosure of any of the specific criteria utilized to select/omit companies for use in this analysis.
     66. Plaintiff and other public shareholders of Perot will suffer serious and irreparable harm if the shareholder
     67. The Individual Defendants are breaching their fiduciary duty to disclose to Plaintiff and the Class all information material to their decisions regarding the Tender Offer through these inadequate disclosures and material omissions in the Disclosure Documents.
SELF-DEALING
     68. By reason of their positions with Perot, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Perot, and especially the true value and expected increased future value of Perot and its assets, which they have not disclosed to Perot’s public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Perot’s public shareholders
THE EMPLOYMENT AGREEMENTS
     69. Namely, to entice Perot’s management to support the Merger with Dell, Dell extended offer letters with executive officers Altabef (President and CEO), Scott Barnes (Infrastructure Solutions), Eugene Carrick (Government Services Group), Steven Curts

(Commercial Solutions Group), John E. Harper (Chief Financial Officer), Anurag Jain (Applications Solutions and Insurance & Business Process Solutions), Charles Lyles (Healthcare Group), John Lyon (Investor Relations), Jeffrey Renzi (Executive Vice President Sales and Marketing) and Thomas D. Williams (Vice President).
     70. Under the Dell employment arrangements, the individuals identified in the preceding paragraph will obtain significant financial benefits unrealized by the shareholders, totaling in excess of $74 million.
     71. In sum, the proposed sale is wrongful, unfair and harmful to Perot’s public stockholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. Specifically, the Individual Defendants are attempting to deny Plaintiff and the Class their shareholder rights via the sale of Perot on terms that do not adequately value the Company. Accordingly, the Merger will only benefit the Individual Defendants.
     72. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:
a.	withdraw their consent to the sale of Perot and allow the shares to trade freely — without impediments including the no-solicitation clause and termination fee;

b.	act independently so that the interests of Perot’s public stockholders will be protected;

c.	adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Perot’s public stockholders; and

d.	solicit competing bids to Dell’s offer to assure that the Company’s shareholders are receiving the maximum value for their shares.
     73. As a result of defendants’ conduct, Perot’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, not structure a preferential deal for themselves.
     74. The consideration reflected in the Merger Agreement does not reflect the true inherent value of the Company that was known only to the Individual Defendants, as directors and officers of Perot, at the time the Tender Offer was announced.
     75. As a result of the defendants’ actions, Plaintiff and the Class will suffer irreparable injury in that, as a result of an unfair process, they will not receive their fair portion of the value of Perot’s assets and businesses and will be prevented from obtaining a fair price for their common stock.
     76. Furthermore, and in violation of the duty of the Individual Defendants to maximize shareholder value, the agreement between defendants to merge Perot with Dell (the “Merger Agreement”) contains terms designed to favor the Proposed Merger and deter alternative bids. The improper terms of the Merger Agreement include the following:
a.	An improper termination fee of $130,000,000 to be paid by Perot to Dell in certain circumstances should the Proposed Merger not be consummated.

b.	A non-solicitation clause prohibiting Perot from seeking a third-party bid that might maximize shareholder value.

c.	An employment provision permitting Defendant Altabef to take up employment with Dell after consummation of the Proposed Merger. In addition, Dell is considering appointing Defendant R. Perot, Jr. to its Board of Directors after consummation of the Proposed Merger.
     77. Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Merger which will deprive Class members of their fair share of Perot’s valuable assets and businesses, to the irreparable harm of the Class.
     78. Plaintiff and the other members of the Class have no adequate remedy at law.
FIRST CAUSE OF ACTION
Claim for Breach of Fiduciary Duties
(Against All Defendants, Except Dell)
     79. Plaintiff repeats and realleges each allegation set forth herein.
     80. The defendants have violated their fiduciary duties of care, loyalty, candor and independence owed under applicable law to the public shareholders of Perot and have acted to put their personal interests ahead of the interests of Perot’s shareholders.
     81. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of Plaintiff and other members of the Class.
     82. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Dell without regard to the fairness of the transaction to Perot’s shareholders. Defendant Perot directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties owed to Plaintiff and the other holders of Perot stock.

     83. Pursuant to the Merger Agreement, the defendants must notify Dell within 24 hours of the Company’s receipt of any proposal or offer received by the Company or any of its directors or advisors, and must provide Dell with details, including the identity of the third party, and the material terms and conditions of the proposal. The defendants have also agreed to keep Dell informed of the status of discussions with third parties and to give Dell five days’ notice before entering into an agreement with a third party who has made a proposal that is superior to the proposed Tender Offer.
     84. In other words, the Merger Agreement gives Dell access to any rival bidder’s information and allows Dell a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse for Dell because the Merger Agreement unfairly assures that any “auction” will favor Dell.
     85. In addition, the Merger Agreement provides that a termination fee of up to $130 million must be paid to Dell by Perot if the Company determines to pursue a potentially superior offer.
     86. The terms of the Merger Agreement restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which defendants may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective fiduciary out under the circumstances of the case, including the fact that the so-called fiduciary out provisions of the Merger Agreement would impose a financial penalty on the Company if the Board were to decide that the exercise of its fiduciary duties required the Board to refrain from recommending the Tender Offer to the Company’s shareholders.

     87. Moreover, the defendants breached their fiduciary duty of candor owed to the Company’s public shareholders by disclosing misleading information in and omitting material information from the Disclosure Documents as described herein. Indeed, defendants have withheld material information concerning the sales process that bears directly on the fairness of that process. The Disclosure Documents also fail to disclose information concerning the Company’s future growth prospects and Goldman Sachs fees and relationship with Dell.
     88. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Perot because, among other reasons:
a.	they failed to properly value Perot;

b.	they failed to take steps to maximize the value of Perot to its public shareholders and they took steps to avoid competitive bidding, to cap the value of Perot’s stock and to give the Individual Defendants an unfair advantage, by, among other things, failing to adequately solicit other potential acquirors or alternative transactions;

c.	they failed to properly value Perot and its various assets and operations;

d.	they failed to provide shareholders with the material information necessary to make an informed decision as to whether to tender their shares;

e.	they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the proposed Merger; and

f.	they erected unreasonable barriers to other third party bidders.

     89. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties of loyalty, good faith and due care to Plaintiff and the other members of the Class, have failed to adequately inform themselves about the true value of the Company and, by agreeing to the merger with Dell will unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Perot.
     90. Perot shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize.
     91. By reason of the foregoing acts, practices and course of conduct, defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other Perot public stockholders.
     92. As a result of the actions of defendants, Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Perot’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Perot common stock.
     93. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Tender Offer and Merger which will exclude the Class from its fair proportionate share of Perot’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.
     94. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION
Claim for Aiding and Abetting Breaches of Fiduciary Duty
Against Perot and Dell
     95. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.
     96. Defendants Perot and Dell aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Perot, including Plaintiff and the members of the Class.
     97. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.
     98. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.
     99. Perot and Dell colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.
     100. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands injunctive relief in its favor and in favor of the Class and against defendants as follows:
          (a) Declaring that this action is properly maintainable as a Class action;
          (b) Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

          (c) Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Tender Offer and Merger, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;
          (d) Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Perot’s shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for Perot;
          (e) Rescinding, to the extent already implemented, the Tender Offer and Merger Agreement or any of the terms thereof including the “no shop” clause and termination fee;
          (f) Enjoining defendants from consummating the Tender Offer and merger unless and until curative disclosures are made to Perot shareholders;
          (g) Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
          (h) Granting such other and further equitable relief as this Court may deem just and proper.

Dated: October 5, 2009	s/ William B. Federman

William B. Federman, TBA No. 00794935
FEDERMAN & SHERWOOD
10205 North Pennsylvania Avenue
Oklahoma City, OK 73120
Telephone: (405) 235-1560
Facsimile: (405) 239-2112
-and-
2926 Maple Avenue
Suite 200
Dallas, TX 75201

Attorney in Charge for Plaintiff The Booth
Family Trust

-and-

Patricia Weiser
Debra S. Goodman
Henry J. Young
THE WEISER LAW FIRM, PC
121 North Wayne Ave., Suite 100
Wayne, PA 19087
Telephone: (610) 225-0273
Facsimile: (610) 225-2678

Additional Counsel for Plaintiff The Booth Family Trust